Moms Online, Inc.

1828 Broadway, 2nd Floor, Suite C

Santa Monica, CA, 90404

November 7, 2014

Ivan Griswald, Esq.

Matthew Crispino, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Room 4561

100 F. Street N.E.

Washington, D.C. 20549

Re:

Moms Online, Inc.

Registration of Securities on Form 10

Filed September 25, 2014

File No. 000-55286

Dear Mr.

General

Comment No.1

We are unable to locate disclosure responsive to Item 8 of Form 10 (Legal Proceedings). Please ensure that your next amendment includes such information.

Response

The disclosure was under Item 8. Legal Proceedings. The Company has not been involved in any legal proceedings.

Emerging Growth Company Status, page 3

Comment No. 2

You have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2). Please disclose that such election is irrevocable.

Response

Additional disclosure has been added on the irrevocable nature of the election.

Business, page 3

Comment No. 3

Please clarify how you separated from IceLounge Media. Provide us your analysis of whether the separation transaction required registration under the Securities Act. Provide similar information for the spin-off of Social Quotient from IceLounge.

Response

The “spin off” was accomplished through a stock dividend to the existing shareholders of IceLounge Media.  IceLounge Media maintain 50% percent of the shares and dividend the balance of the ownership to the IceLounge Media shareholders.  A total of 41 shareholders received their shares as a result of the spin off and there were less than 35 non-accredited investors.  The Company relied on Section 4(2) of the Securities Act.  There was no new consideration paid by any shareholder of IceLounge Media, nor was there a vote on the spin off.  No public announcement was made related to the spin off and no investment decision was made by any IceLounge shareholder since they had no say in the spin off.  All IceLounge shareholders had held their stock in IceLounge for in excess of three years, except for three shareholders that received stock in the past year.

Comment No. 4

Please revise your business discussion to provide a more detailed description of your plan of operation for the next twelve months. For each step necessary to implement your business plan, please provide an estimated timeline for completion and an estimate of material costs.

Response

The disclosure has been updated.

Comment No. 5

You state that revenue generation will come from several channels including advertising. Similarly, on page 6 you state that your revenues will come from online advertising, sponsorship and market research. Revise your disclosure here and throughout to state clearly that it is uncertain whether any such revenues will be generated.

Response

Additional disclosure has been added to emphasize we are not generating revenue and cannot provide certainty as to our ability to generate revenue.

Comment No. 6

You state that moms tend to research items and interact on social media at a high percentage. Please expand your disclosure to state the basis underlying this belief including any research relied on in forming this belief.

Response

Additional language has been added to indicate this is strictly a belief of management and not based on outside evidence or any third party studies.

Comment No. 7

You state that you released the beta version of your website on October 1, 2011 and released the live version on February 1, 2012. Expand your discussion to more clearly describe the distinguishing characteristics of each version.

Response

Additional disclosure has been added to distinguish between the two versions of the site with the main difference being the unrestricted access to the site for the live version as opposed to the beta version which limited access and is a phase designed to identify problems and improvements needed before wide spread usage commences.

Comment No. 8

A review of your website indicates that you characterize the website as “beta.” Such information is presented at the top of your webpage immediately adjacent to your logo. The website characterization appears to conflict with the information provided in this section. Please advise.

Response

The beta tag should have been removed previously and is now being removed.  This was an oversight on the part of the programmers and management.

Comment No. 9

Your website launch in February 2012 is described in the filing as a “small word of mouth rollout.” In light of the fact that your website was launched over two years ago, please tell us what consideration you gave to the inclusion of a risk factor describing any challenges you have experienced in generating user attention to your website since its launch.

Response

We have added an additional risk factor on the inability to attract users and provide relevant content without funds to advertise and keep content up to date.

Momscorner Technology, page 4

Comment No. 10

You state that your former parent owns the proprietary code for your web platform. Tell us what consideration you gave to the inclusion of a risk factor discussing risks to your business relating to IceLounge’s ability to terminate the licensing agreement without cause.

Response

A new risk factor has been added related to the technology.

Competition, page 6

Comment No. 11

Expand your discussion to more clearly describe the state of competition in your target market and provide a particularized discussion of how you intend to distinguish yourself from your competitors.

Response

We have updated the disclosure to address the competition and how we intend to distinguish our website.

Employees, page 7

Comment No. 12

You state that you rely on nine consultants working on a contract basis. Please expand your disclosure to describe the material terms of your agreements with these consultants. Tell us what consideration you have given to filing such contracts pursuant to Item 601(b) (10) of Regulation S-K.

Response

Additional disclosure has been added indicating we currently have no contracts with these consultants.

Regulations, page 7

Comment No. 13

You state that you do not believe there are any significant regulations affecting your business, yet you also state that you have designed your site and security to meet regulations which focus on privacy issues and control of user information. Please expand your disclosure to more fully describe the nature of privacy regulations and their impact on your business.

Response

We have revised our disclosure to indicate we do not believe there are any significant regulations.  Our site is designed with a privacy policy and we follow certain procedures as to the use of customers or visitor’s information which is outlined in our privacy policy which we believe is important to provide customers and visitors assurance as to the uses of their information.

Risk Factors

General

Comment No. 14

Please add a risk factor that describes clearly and succinctly your current liquidity position and needs. Ensure that such discussion provides quantitative information pertaining to your capital needs within the next 12 months and your existing capital resources.

Response

We have added an additional risk factor covering our negative working capital position and funding needs.

Comment No. 15

Upon effectiveness of the registration statement you will be required to file periodic reports with the Commission. Please expand your risk factor disclosure, to include an appropriately captioned risk factor disclosing the estimated expenses associated with the preparation of these periodic reports. This disclosure should be stated in quantitative terms.

Response

We have added an additional risk factor.

Comment No. 16

Tell us what consideration you gave to disclosing the risks related to having your management also serving as officers for other entities. For example, prominently disclose the risks posed by potential conflicts of interest and allocation of time between the ventures.

Response

We have added an additional risk factor covering the potential conflict in interest of management.

“We currently do not have the capital to fund …” page 7

Comment No. 17

You state that you do not anticipate reaching a level of profitability to support your operations until 2016. Please revise to reflect that it is not a certainty that you will be able to achieve profitability.

Response

Additional disclosure has been added.

“A relatively small number of stockholders and managers have significant …,” page 9

Comment No. 18

Please expand your risk factor to disclose the voting power of such shareholders.

Response

The risk factor has been revised to provide the percentage of control.

“The departure of certain key personnel could affect the financial condition …,” page 9

Comment No. 19

Expand your risk factor to identify the persons whose departure may affect your financial condition. Also revise your disclosure to explain the role you expect they will play in your efforts to commercialize your website, and any corresponding risks to investors as a result of your dependence on their fulfilling such roles.

Response

The risk factor has been revised.

Management’s Discussion and Analysis or Plan of Operation

Plan of Operation, page 11

Comment No. 20

You disclose in the liquidity section that you believe you will need an additional $500,000 to complete your website launch. Provide in this section a detailed description of the steps necessary to complete the website launch, the timeframe for completion of each step and a breakdown of the costs required to complete each step. Also, disclose the minimum dollar amount of funding you require to implement your business plan for at least the next 12 months and the extent to which you are currently using funds in your operations on a monthly basis. Finally, disclose any discussions you have had with funding sources, including any specific steps you have taken to date to seek additional equity or obtain credit facilities.

Response

The disclosure has been updated.

Properties, page 12

Comment No. 21

Please identify your principal place of business and provide information that will inform investors as to the suitability and adequacy of the facilities. Refer to Item 102 of Regulation S-K.

Response

Additional disclosure has been added.

Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Certain Beneficial Owners, page 13

Comment No. 22

We note that the table in this section appears to list separately the shares of Moms Online Inc. held directly by Calvin and Ed Wong and indirectly by them through their control of IceLounge. For each person, revise the table to aggregate all of the shares each beneficially owns. Refer to Rule 13d-3(c) of the Exchange Act. Make similar revisions to the section “Control by Existing Stockholders.”

Response

The disclosure has been revised.

Comment No. 23

We note the statement in footnote one that Calvin Wong and Ed Wong both disclaim any direct ownership in the shares of Moms Online owned by IceLounge. Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares.

Response

The disclosure has been revised.

Directors and Executive Officers

Certain Relationships and Related Transactions, and Director Independence, page 17

Comment No. 24

You state that IceLounge Media and Social Quotient, Inc. advanced funds to the company in 2014. Please file any agreements related to these advances as exhibits to the registration statement. Refer to Item 601 of Regulation S-K and Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations. Ensure that your risk factor and liquidity sections reflect the balances due under these loans, the nature of any repayment obligations, and the resulting impact on your company.

Response

We have not established any formal agreements with the parties but are in the process of putting the agreements in place.  We will file the agreements as exhibits once they are finalized.  We have included in the financial statements all amounts which we will have to repay.

Comment No. 25

You state that you have one independent director and that all other directors are founders, officers and major shareholders of Moms Online. All of the directors, however, appear to be related parties. In this regard, we refer to Note 3 to your financial statements. Please advise.

Response

The disclosure has been revised.

Recent Sales of Unregistered Securities, page 18

Comment No. 26

Please revise this section to provide all of the information required by Item 701 of Regulation S-K for each of your unregistered sales.

Response

The disclosure has been revised.

Report of Independent Registered Public Accounting Firm, page F-9

Comment No. 27

We note that the Report of Independent Registered Public Accounting Firm does not specify the length of period covered from October 1, 2010 (date of inception) that corresponds precisely with the period described in the audited financial statements (“From inception of development stage on October 1, 2010 to December 31, 2013”). Please amend your filing to include the auditor’s report as revised accordingly. Refer to Rule 2-02(a) of Regulation S-X.

Response

The audit report has been revised.

Additionally, the Company acknowledges that:

o

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

All exhibits are in searchable text.  If you have further questions or need additional information, please let me know.

Sincerely,

MOMS ONLINE, INC.

/s/ Kevin Ghim

Kevin Ghim, President